Mail Stop 4561

August 14, 2008

Mr. Cheung Chi Ho
Chief Executive Officer
Uonlive Corporation
(f/k/a China World Trade Corporation)
5/F, Guangdong Finance Building
88 Connaught Road West
Hong Kong

> **Re:** **China World Trade Corporation**
> **Form 10-KSB/A for Fiscal Year Ended December 31, 2007**
> **Filed August 5, 2008**
> **File No. 000-26119**

Dear Mr. Ho:

We have reviewed your response letter dated August 5, 2008 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB/A for Fiscal Year Ended December 31, 2007

Item 8A. Controls and Procedures, page 52

1.   We note that in your amended Form 10-KSB your management has again concluded that disclosure controls and procedures were effective as of the end of the fiscal year. Disclosure controls and procedures include, "controls and procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms." Considering management's failure to provide its report on internal control over financial reporting, it is unclear to us how you are able to continue to conclude that your disclosure controls and procedure are effective as of the end of the fiscal year. Please further amend the Form 10-KSB to disclose management's revised conclusion on the effectiveness

of your disclosure controls and procedures as of the end of the fiscal year. If you continue to believe that your disclosure controls and procedures are effective, please tell us the factors you considered and highlight for us those factors that supported your conclusion.

2.   We note your statement that there have been no changes in your internal controls over financial reporting "known to [y]our chief executive officer and chief financial officer" during your last fiscal quarter that have materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Item 308(c) of Regulation S-B requires a definitive conclusion by your management regarding changes in internal control over financial reporting. Please confirm, if true, that there have been no changes in your internal control over financial reporting during your last fiscal quarter, and revise your disclosure to remove the phrase "known to our chief executive officer and chief financial officer." Similar concerns apply to your Form 10-Q for the fiscal quarter ended March 31, 2008 and June 30, 2008.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Mark Shannon, Staff Accountant, at (202) 551-3299 or me at (202) 551-3408 if you have any questions regarding the above comments.

Sincerely,

Christine Davis
Assistant Chief Accountant